June 17, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Dale Welcome and Martin James

Re:	Carter’s, Inc.

Form 10-K for the Fiscal Year Ended December 28, 2019

Filed February 24, 2020

Form 8-K filed May 5, 2020

File No. 001-31829

Dear Messrs. Welcome and James,

Carter’s, Inc. (the “Company”) confirms that it has received a comment letter from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission, dated June 11, 2020, regarding the above-referenced filings.

The comment letter requests that the Company respond within ten business days or advise the Staff when the Company will respond. The Company is working with its advisors to address the comment letter but requires additional time to complete its response. The Company hereby respectfully advises the Staff that it will respond to the comment letter on or before July 10, 2020. The Company appreciates the Staff’s willingness to allow for the additional time.

Please do not hesitate to call me at (678) 399-4515 with any questions regarding this letter.

Very truly yours,

/s/ Scott F. Duggan
Scott F. Duggan
Senior Vice President, General Counsel and Secretary, Carter’s, Inc.

cc: Richard F. Westenberger, Chief Financial Officer, Carter’s, Inc.